SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October 29, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports Third Quarter 2003 Results.

Dated: October 29, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

NICE SYSTEMS REPORTS THIRD QUARTER 2003 RESULTS

Highlights:

  Revenue increased 3% sequentially and 51% year-over-year
  Gross margin improved to 53.1%
  GAAP EPS of $0.21; excluding restructuring charges, EPS was $0.24
  Focus on working capital management helped generate $9.8 million operating cash flow; DSO declined to record low of 73 days

Ra`anana, Israel, October 29, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter ending September 30, 2003.

Revenue in the third quarter was $58.0 million, a 3% sequential increase from $56.2 million in the second quarter of 2003, and a 51% increase from the third quarter of 2002.  On a GAAP basis, net income was $3.5 million, or $0.21 per share, compared with net income of $1.4 million, or $0.09 per share, on a fully diluted basis, in the second quarter of 2003.  In the third quarter of 2002, GAAP net income was $0.4 million, or $0.03 per fully diluted share.

Excluding restructuring charges, non-GAAP net income in the third quarter was $4.0 million, or $0.24 per fully diluted share, compared with net income of $2.3 million, or $0.14 per fully diluted share in the second quarter of 2003, and net income of $0.4 million, or $0.03 per fully diluted share, in the year earlier period.

Commenting on the results, Haim Shani, president and CEO of NICE said, "We reported another strong quarter, reflecting especially good results in the contact center/financial trading floor segment, where we continue to increase our market share and to leverage the former TCS customer base and distribution channels.  We also continued to increase our service revenues and achieved more than a two percentage point improvement in gross margin in Q3 versus Q2.   For the first nine months of 2003 our gross margin is up over four margin points from the corresponding period in 2002."

Gross margin in the third quarter reached 53.1%, up from 51.0% in the second quarter of 2003 and 49.1% in the third quarter a year ago.  Operating expenses increased slightly on a sequential basis due a major customer event and trade show during the quarter.  As a percent of revenue, operating expenses were 47.7% in the third quarter of 2003 compared with 48.5% in the second quarter of 2003 and 50.5% in the third quarter of 2002.  On a GAAP basis, the company reported operating income of $3.2 million for the third quarter.  However, excluding restructuring charges, NICE had a non-GAAP operating profit of $3.6 million.

Balance Sheet

Total cash and equivalents at September 30, 2003 rose to $93.2 million compared with $87.0 million at June 30, 2003.  Reflecting continued focus on working capital management, the company generated operating cash flow of $9.8 million during Q3 and DSO fell to an all-time low of 73 days from 81 days at the end of the second quarter.

Outlook

Commenting on the outlook, Mr. Shani said, "We are expecting revenue in Q4 to be between $63 million and $68 million, depending on the timing of orders related to several large projects. We continue to expect to report at least $0.80 per share for the full year, before special charges."

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Conference Call

NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE`s website at www.nice.com.   A telephone replay will be available for up to 72 hours after the call.  The replay information will also be available on NICE`s website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com).

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Tania Amar	NICE Systems Tania.amar@nice.com	972-9-775-3896
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

      ###

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2003	2002	2003
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$ 30,648	$ 43,660	$ 94,591	$ 127,682
Services	7,891	14,370	18,232	39,870
Total revenue	38,539	58,030	112,823	167,552

Cost of revenue
Product	12,954	16,566	41,399	50,502
Services	6,663	10,625	18,011	30,803
Total cost of revenue	19,617	27,191	59,410	81,305

Gross Profit	18,922	30,839	53,413	86,247

Operating Expenses:
Research and development, net	3,922	6,012	12,390	17,620
Selling and marketing	9,534	13,692	27,805	40,216
General and administrative	6,008	7,507	16,760	22,363
Restructuring charges	-	464	-	1,742
Total operating expenses	19,464	27,675	56,955	81,941

Operating income (loss)	(542)	3,164	(3,542)	4,306

Financial income, net	972	791	3,307	1,684
Other income (expense), net	20	39	(283)	6

Income (loss) before taxes on income	450	3,994	(518)	5,996
Taxes on income	25	456	195	820

Net income (loss)	$ 425	$ 3,538	$ (713)	$ 5,176

Basic income (loss) per share	$ 0.03	$ 0.22	$ (0.05)	$ 0.33
Diluted income (loss) per share	$ 0.03	$ 0.21	$ (0.05)	$ 0.32

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	13,464	16,037	13,395	15,890
Diluted income (loss) per share	13,464	16,884	13,395	16,186

FOR COMPARATIVE PURPOSES
NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE EXCLUDING RESTRUCTURING COST

GAAP net income (loss)	$ 425	$ 3,538	$ (713)	$ 5,176

Restructuring charges	-	464	-	1,742

Non-GAAP net income (loss)	$ 425	$ 4,002	$ (713)	$ 6,918

Basic income (loss) per share	$ 0.03	$ 0.25	$ (0.05)	$ 0.44
Diluted income (loss) per share	$ 0.03	$ 0.24	$ (0.05)	$ 0.43

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2002	2003
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 19,281	$ 22,451
Short-term bank deposits	208	194
Marketable securities	33,853	22,780
Trade and unbilled receivables	53,358	44,132
Other receivables and prepaid expenses	8,234	7,637
Related party receivables	12,804	6,169
Inventories	13,480	14,531

Total current assets	141,218	117,894

LONG-TERM INVESTMENTS:
Long-term marketable securities	15,247	47,770
Other long-term investments	7,578	8,624

Total long-term investments	22,825	56,394

PROPERTY AND EQUIPMENT, NET	24,345	19,271

OTHER ASSETS, NET	47,900	40,076

TOTAL ASSETS	$ 236,288	$ 233,635

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$ 24	$ -
Trade payables	16,129	14,997
Accrued expenses and other liabilities	45,859	43,448

Total current liabilities	62,012	58,445

LONG-TERM LIABILITIES	19,740	9,692

SHAREHOLDERS' EQUITY	154,536	165,498

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 236,288	$ 233,635

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months	Nine months
	ended	ended
	September 30, 2003	September 30, 2003
Cash flows from operating activities:

Net income	$ 3,538	$ 5,176
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,224	13,428
Accrued severance pay, net	32	201
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	340	1,014
Decrease in trade and unbilled receivables	700	9,797
Decrease in other receivables and prepaid expenses	1,095	685
Decrease (increase) in inventories	623	(873)
Decrease in trade payables	(819)	(1,190)
Increase (decrease) in accrued expenses and other liabilities	18	(769)
Other	9	69

Net cash provided by operating activities	9,760	27,538

Cash flows from investing activities:

Purchase of property and equipment	(1,202)	(3,941)
Proceeds from sale of property and equipment	340	681
Investment in short-term bank deposits	(52)	(98)
Proceeds from short-term bank deposits	32	123
Proceeds from maturity of short-term held-to-maturity marketable securities	8,577	28,662
Proceeds of call of long-term held-to-maturity marketable securities	5,000	5,000
Investment in long-term held-to-maturity marketable securities	(23,299)	(56,126)
Capitalization of software development costs	(549)	(1,793)
Decrease in accrued acquisition costs	(58)	(3,008)
Payment in respect of terminated contract from TCS acquisition	(5,141)	(5,141)
Decrease in related party receivables from TCS acquisition	-	6,635

Net cash used in investing activities	(16,352)	(29,006)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	3,344	4,604
Short-term bank credit, net	-	(24)

Net cash provided by financing activities	3,344	4,580

Effect of exchange rate changes on cash	50	58

Increase (decrease) in cash and cash equivalents	(3,198)	3,170
Cash and cash equivalents at beginning of period	25,649	19,281

Cash and cash equivalents at September 30, 2003	$ 22,451	$ 22,451

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